NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:          AbbVie Inc.

NAME OF PERSON RELYING ON EXEMPTION:          Employees’ Retirement System of Rhode Island

ADDRESS OF PERSON RELYING ON EXEMPTION:  Office of Rhode Island General Treasurer Seth Magaziner, Rhode Island State House, 82 Smith St. #102, Providence, RI 02903

NAME OF PERSON RELYING ON EXEMPTION:          Vermont Pension Investment Committee

ADDRESS OF PERSON RELYING ON EXEMPTION: Vermont State Treasurer, 109 State St., Montpelier, VT 05609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of these filers under the terms of the Rule but is made voluntarily.

April 1, 2022

AbbVie Inc.

Shareholder Proposal on Independent Chair

Dear Fellow AbbVie Shareholders:

We urge you to vote FOR Proposal #5 asking the board to require an independent director as chair of AbbVie Inc.’s (“AbbVie’s” or the “Company’s”) (ABBV) Board of Directors at the May 6, 2022 Annual Meeting of Stockholders. The proponents of this resolution are AbbVie shareholders and members of the Investors for Opioid and Pharmaceutical Accountability (IOPA).

The company continues to face significant material legal, regulatory, financial and reputational risks. With ongoing controversies and legal challenges against the Company, we remain concerned that the Board is not providing the necessary oversight of AbbVie’s culture, strategy, and risk management.

We believe that a board led by an independent chair would better oversee these risks and would best serve the interests of the Company’s shareholders.

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in AbbVie’s proxy statement.

2

In adopting a policy to separate the CEO and chair positions, AbbVie has the opportunity to provide stronger oversight of material risks facing the company, as described below – including the ongoing legal, regulatory, reputational, and financial risks that have been continuously raised by regulators and shareholders.

59% of companies in the S&P 500 have separate CEO and chairman positions, an increase from 55% in 2020 and 37% in 2011.1 When separating these roles, companies have made public commitments to strengthening their corporate governance, while also benefiting from the leadership skills and business experience of two different individuals.

An independent board chair would eliminate the structural conflicts of interest caused by a combined CEO-Board Chair and clarifies where the authority of the CEO ends, and where responsibility of the independent board members begins.

Lack of Board Independence

While AbbVie’s lead director reviews and provides input to the board agenda, the lead director does not formally set that agenda or run the meeting. We believe both of these tasks are essential ingredients in fostering an independent board culture.

In its “Statement of Opposition” to our shareholder proposal, the company claims that “[s]ince its inception in 2013, AbbVie has had a robust lead independent director role.”2

We disagree.

Since AbbVie was spun off by Abbott Laboratories in 2013, Mr. Glenn F. Tilton has been the only person to hold the position of Lead Independent Director at the company. Additionally, Mr. Tilton has served on the board of directors at Abbott Laboratories since 2007.

Given his 15-year history with AbbVie and its predecessor, it strains credibility to objectively describe Mr. Tilton’s current relationship with the Company’s board of directors as “independent”.

Additionally, AbbVie limits investor rights to elect directors, allowing investors to vote on only a third of directors each year, making it difficult for investors to timely voice concerns about the Company.

The Company has proposed to adopt annual director elections in the past; those proposals garnered strong majority support but, to date, have fallen short of the 80 percent (of outstanding shares) required by the company’s certificate of incorporation.

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1 https://www.wsj.com/articles/microsofts-combination-of-ceo-and-chairman-roles-goes-against-trend-11623970653

2 https://investors.abbvie.com/static-files/91cf9d6a-8e6f-4059-9575-eda83b7e4623

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in AbbVie’s proxy statement.

3

Need for Stronger Governance Oversight of Ongoing Legal, Regulatory, Financial and Reputational Risks

In its “Statement of Opposition” to our shareholder proposal3, AbbVie cites its self-described “robust corporate governance practices” in determining that the company doesn’t need to change its board policies or practices.

Since 2013, AbbVie investors have paid out $3.4 billion in federal and state litigation and regulatory agency settlements.4

In an alleged effort to thwart competitors, AbbVie has filed numerous patent extensions to protect its market exclusivity, drawing scrutiny from federal regulators and legislators over concerns that those practices adversely affect competition.

Under threat of subpoena, AbbVie CEO Richard Gonzalez appeared before the U.S. House Oversight and Reform Committee in May 2021 to defend the Company’s pricing schemes. In conjunction with the hearing, the Committee published a 57-page report.5 The opening paragraph of the report states:

“This staff report describes the actions of AbbVie Inc. in repeatedly raising the prices of two of its blockbuster drugs: Humira (adalimumab) and Imbruvica (ibrutinib). These price hikes contributed to billions of dollars in corporate profits and enriched company executives while harming American patients and taxpayers. AbbVie pursued a variety of tactics to increase drug sales while raising prices for Americans, including exploiting the patent system to extend its market monopoly, abusing orphan drug protections to further block competition, and engaging in anticompetitive pricing practices.”

In her closing remarks, Committee Chairwoman Carolyn Maloney concluded “…the facts showed that AbbVie raised prices on Americans for one simple reason: greed.”6

Additionally, in August 2020, AbbVie paid the State of California $24 million to resolve an insurance fraud lawsuit over an alleged Humira kickbacks scheme7. AbbVie provided physicians with traditional kickbacks such as cash, meals, drinks, gifts, trips, and patient referrals to induce and reward Humira prescriptions, according to prosecutors. Along with payment, the settlement required AbbVie to make significant changes in its practices.

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3 Ibid.

4 https://violationtracker.goodjobsfirst.org/prog.php?parent=AbbVie

5 https://oversight.house.gov/sites/democrats.oversight.house.gov/files/Committee%20on%20Oversight%20and%20Reform%20-%20AbbVie%20Staff%20Report.pdf

6 https://thehill.com/policy/healthcare/554180-lawmakers-press-AbbVie-ceo-on-increased-prices-of-two-drugs-in-us

7 https://www.insurance.ca.gov/0400-news/0100-press-releases/2020/release071-2020.cfm

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in AbbVie’s proxy statement.

4

In a related development, a lawsuit filed by AbbVie investors which alleges that the company inflated its stock price by misleading the public about the effect a kickbacks scheme had on Humira's value, was certified as a “class action” in September 2021, against the strong objections of the Company.8

In August 2021, the U.S. Federal Trade Commission cited AbbVie’s “illegal anticompetitive conduct” as it called for “legislation reinstating the FTC’s authority to seek equitable monetary relief for consumers in competition cases”.

In her contemporaneous statement, Holly Vedova, then-Acting Director of the Bureau of Competition, expressed her frustration at being unable to “compensate consumers who were the victims of AbbVie’s and Besin’s anticompetitive conduct, despite proving that the companies engaged in illegal sham litigation.” 9

Vote FOR Proposal #5 to require an independent chair at AbbVie Inc.

AbbVie should take this opportunity to strengthen its corporate governance as a means of addressing the needs of the Company’s shareholders, employees, customers, and other stakeholders.

An independent chair is vital to ensure that tough questions of strategy, governance, culture, compliance, and risk are being adequately discussed, and independently overseen, at the board level.

By voting “FOR” Proposal #5, you can send a message to AbbVie’s board of directors that you value independent board leadership.

For further information, please contact Randy Rice, Senior Advisor, Policy & Communications at the Rhode Island Treasurer’s Office by e-mail at randall.rice@treasury.ri.gov.

Sincerely,

Seth Magaziner, General Treasurer
State of Rhode Island

Thomas Golonka, Chair
Vermont Pension Investment Commission

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8 https://www.fiercepharma.com/pharma/kickback-case-against-AbbVie-judge-rules-for-investors-to-certify-lawsuit-as-a-class-action

9 https://www.ftc.gov/news-events/press-releases/2021/07/ftc-withdraws-remaining-case-against-AbbVie-after-supreme-court-decision

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in AbbVie’s proxy statement.